EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

Bank of Florida N.A. f/k/a Citizens National Bank of Southwest Florida, Naples, Collier County, Florida.

Organized under the laws of the United States.

Florida Trust Company f/k/a Citizens Capital Management, Inc., Naples, Collier County, Florida.

Organized under the laws of the State of Florida.

Bank of Florida, Ft. Lauderdale, Broward County, Florida.

Organized under the laws of the State of Florida.